UNITED-GUARDIAN, INC.

Corporate Divisions	Mailing Address:
GUARDIAN LABORATORIES	P.O. BOX 18050
HAUPPAUGE, NY 11788
Corporate Headquarters	TEL: (631) 273-0900
230 MARCUS BLVD.	FAX: (631) 273-0858
HAUPPAUGE, NY 11788	E-MAIL: pgc@u-g.com

April 23, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Att:	Terence O'Brien, Branch Chief
Jeanne Baker

Dear Mr. O’Brien and Ms. Baker:

We received your letter of April 20, 2021 notifying us of the omission of some information from the “Report of the Company’s Independent Registered Public Accounting Firm”, which was included in the company’s recent Form 10-K filing. Please note that the original report received from our auditors did contain that information. Unfortunately, the last few lines of that report were inadvertently omitted when we compiled the Form 10-K. We are in the process of filing a Form 10-K/A, amending the original document and correcting this omission. We will be furnishing you with a courtesy copy of the updated document and exhibits. Sorry for the oversight.

If you have any questions concerning the amended filing please do not hesitate to contact me at the number above.

Sincerely yours,

/s/ Ken Globus

Ken Globus

President & General Counsel

United-Guardian, Inc.